Exhibit 12.1
NELNET, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002
		(Dollars in thousands)
Income before taxes and minority interest	$106,869	283,945	234,415	46,289	75,841
Income from equity investments	(536)	(1,637)	(1,220)	(778)	(590)
Distributions from equity investments	149	625	970	—	—

Income before fixed charges	106,482	282,933	234,165	45,511	75,251
Plus: fixed charges	1,243,112	621,626	255,690	201,211	239,511

Earnings (as defined)	$1,349,594	904,559	489,855	246,722	314,762

Interest and amortization expense	$1,241,174	620,111	254,610	200,296	238,476
Rent expense (interest portion)	1,938	1,515	1,080	915	1,035

Total fixed charges	$1,243,112	621,626	255,690	201,211	239,511

“Earnings” divided by fixed charges	1.09	1.46	1.92	1.23	1.31